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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Rule 13e-3 Transaction Statement
              (under Section 13(e) of the Securities Exchange Act
             of 1934 and Rule 13e-3 (Section 240.13e-3) thereunder)

                                 AMENDMENT NO. 1


                        CHANDLER INSURANCE COMPANY, LTD.
           ---------------------------------------------------------
                              (Name of the Issuer)

                        CHANDLER INSURANCE COMPANY, LTD.



                                W. BRENT LAGERE
                                 MARK T. PADEN
                      CHANDLER INSURANCE (BARBADOS), LTD.
                            CHANDLER (U.S.A.), INC.
                      NATIONAL AMERICAN INSURANCE COMPANY

           ---------------------------------------------------------
                      (Name of Person(s) Filing Statement)


                          Common Stock, $1.67 par value
           ---------------------------------------------------------
                         (Title of Class of Securities)

                                    159057108
           ---------------------------------------------------------
                      (CUSIP Number of Class of Securities)

 David G. McLane, Gardere Wynne Sewell LLP, 1601 Elm Street, Suite 3000,
            Dallas, TX 75201 Telephone Number: (214) 999-3000
        ---------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
          Communications of Behalf of Person(s) Filing Statement)

         This statement is filed in connection with (check the appropriate box):

a. [x] The filing of solicitation materials or an information statement subject to Regulation 14A (Sections 240.14a-1 through 240.14b-2), Regulation 14C (Sections 240.14c-1 through
         240.14c-101)or Rule 13e-3(c) (Section 240.13e-3(c)) under the
         Securities Exchange Act of 1934 (the "Act").
b. [ ] The filing of a registration statement under the Securities Act of 1933.
c.  [ ]  A tender offer.
d.  [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [x]

Check the following box if the filing is a final amendment reporting results of the transaction: [ ]

                           Calculation of Filing Fee
 Transaction Valuation                                   Amount of Filing Fee
     $13,829,360(1)                                           $2,765.87

(1) Price to be paid for an estimated 1,382,936 shares for which cash is to be paid in lieu of fractional shares.

[X]      Check box if any part of the fee is offset as provided by
         Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


         Amount Previously Paid:    $2,765.87
         Form or Registration No.:  Schedule 13E-3
         Filing Party:              Chandler Insurance Company, Ltd.
         Date Filed:                November 22, 2000



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                                  INTRODUCTION


         This Amendment No. 1 to the Rule 13e-3 Transaction Statement on
Schedule 13E-3 (the "Statement") involves a transaction subject to Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the information contained in the Proxy Statement, filed concurrently herewith by Chandler Insurance Company, Ltd. (the "Company"), is incorporated by reference into the Statement. This Statement is being filed by the Company
W. Brent LaGere, Mark T. Paden, Chandler Insurance (Barbados), Ltd. ("Chandler Barbados), Chandler (U.S.A.), Inc. ("Chandler USA") and National American Insurance Company ("NAICO") in connection with a proposed reverse stock split that, if effected, will result in the deregistration of common shares, $1.67 par value per share (the "Common Shares"), of the Company. Chandler Barbados is a wholly owned subsidiary of the Company, Chandler USA is a wholly owned subsidiary of Chandler Barbados, and NAICO is a wholly owned subsidiary of Chandler USA.


Item 1.  Summary Term Sheet

         The information set forth under the caption "SUMMARY" of the preliminary proxy statement filed by the Company on November 22, 2000 (the "Proxy Statement") is incorporated herein by reference.

Item 2.  Subject Company Information

(a) The information set forth on Page 1 of the Proxy Statement is incorporated herein by reference.

(b) The information set forth under the caption "GENERAL INFORMATION-Voting Securities and Record Date" of the Proxy Statement is incorporated herein by reference.

(c) The information set forth under the caption "THE COMPANY-Price Range of Common Shares; Dividends" of the Proxy Statement is incorporated herein by reference.

(d) The information set forth under the caption "THE COMPANY-Price Range of Common Shares; Dividends" of the Proxy Statement is incorporated herein by reference.

(e)      Not applicable.

(f) The information set forth under the caption "THE COMPANY-Share Purchases" of the Proxy Statement is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person


         (a)-(c) This Amendment No. 1 to the Statement is being filed jointly by the Company, W. Brent LaGere, Mark T. Paden, Chandler Barbados, Chandler USA and NAICO. The business address of the Company is Anderson Square, Fifth Floor, Grand Cayman, Cayman Islands, B.W.I., and the phone number is (345) 949-8177. The business address for Messrs. LaGere and Paden, Chandler USA and NAICO is 1010 Manuel Avenue, Chandler, Oklahoma 74834, and the phone number is (405) 258-4000.
         The business address for Chandler Barbados is Suite No. 1, Stevmar House, Rockley, Christ Church, Barbados, West Indies, and the phone number is (246) 435-9968. The information set forth in the introductory paragraph under the caption "INTRODUCTION", "THE COMPANY-Executive Officers and Directors" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" of the Proxy Statement is incorporated herein by reference.


Item 4.  Terms of the Transaction

         (a) The information set forth under the following captions of the Proxy Statement is incorporated herein by reference: "GENERAL INFORMATION -Quorum and Vote Required"; "SPECIAL FACTORS -Description of Capitalization Plan -Interests of Certain Persons and -Material U.S. Federal Tax Consequences"


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      (c)     The information set forth under the captions "SPECIAL
              FACTORS-Description of Recapitalization Plan; -Effects of the Recapitalization Plan; and -Interests of Certain Persons" of the Proxy Statement is incorporated herein by reference.

      (d) The information set forth under the caption "SPECIAL FACTORS-Dissenters' Appraisal Rights" of the Proxy Statement is incorporated herein by reference.

      (e) The Company has not made any provision in connection with the transaction to provide unaffiliated security holders access to the files of the Company or to obtain counsel or appraisal services at the expense of the Company.

      (f)     Not applicable.

Item 5.       Past Contacts, Transactions, Negotiations and Agreements

      (a)-(c) The information set forth under the caption "THE
              COMPANY-Certain Relationships and Related Transactions" of the Proxy Statement is incorporated herein by reference.

      (e) The information set forth under the caption "SPECIAL FACTORS -Description of the Recapitalization Plan" of the Proxy Statement is incorporated herein by reference.

Item 6.       Purposes of the Transaction and Plans or Proposals

      (b) The information set forth under the caption "SPECIAL FACTORS -Effects of the Recapitalization Plan" of the Proxy Statement is incorporated herein by reference.


      (c) The information set forth under the following captions of the Proxy Statement are incorporated herein by reference: "SPECIAL FACTORS-Description of Recapitalization Plan; -Effective Date of Recapitalization Plan; -Effects of the Recapitalization Plan; -Comparison of Capital Stock Before and After Recapitalization Plan; and -Conduct of the Company's Business After the Recapitalization Plan."

Item 7.       Purposes, Alternatives, Reasons and Effects


      (a)-(d) The information set forth under the following captions of the Proxy Statement are incorporated herein by reference:
              "SPECIAL FACTORS-Effects of the Recapitalization Plan, -Reasons for and Purpose of the Recapitalization Plan, -Advantages and Disadvantages of the Recapitalization Plan, -Background of the Recapitalization Plan and -Material U.S. Federal Tax Consequences."


Item 8.       Fairness of the Transaction

      (a)-(e) The information set forth under the following captions of the Proxy Statement are incorporated by reference: "GENERAL INFORMATION-


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              Quorum and Vote Required"; "SPECIAL FACTORS-Background of the
              Recapitalization Plan, -Recommendation of the Special Committee and Board of Directors; Fairness of the Recapitalization Plan and -Valuation Report and Opinion."

      (f)     Not applicable

Item 9.       Reports, Opinions, Appraisals and Negotiations


      (a)-(c) The information set forth under the captions "SPECIAL FACTORS-Background of the Recapitalization Plan, -Recommendation of the Special Committee and Board of Directors; Fairness of the Recapitalization Plan, and -Valuation Report and Opinion of Financial Advisor" and Appendix C of the Proxy Statement is incorporated herein by reference.


Item 10.      Source and Amounts of Funds or Other Consideration

      (a)-(d) The information set forth under the caption "SPECIAL FACTORS-Source of Funds" of the Proxy Statement is incorporated herein by reference.

Item 11.      Interests in Securities of the Subject Company

      (a) The information set forth under the caption "SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT" of the Proxy Statement is incorporated herein by reference.

      (b) The information set forth under the caption "THE COMPANY-Share Purchases" of the Proxy Statement is incorporated herein by reference.

Item 12.      The Solicitation or Recommendation

      (d)-(e) The information set forth under the caption "GENERAL INFORMATION-Quorum and Vote Required" of the Proxy Statement is incorporated herein by reference.

Item 13.      Financial Statements


      (a)-(b) The information set forth under the caption "THE
              COMPANY-Financial Information" of the Proxy Statement is incorporated herein by reference.





Item 14.      Persons/Assets, Retained, Employed, Compensated or Used


      (a) The information set forth under the caption "GENERAL INFORMATION-Persons Making the Solicitation" is incorporated herein by reference.


      (b) The information set forth under the caption "SPECIAL FACTORS-Source of Funds" of the Proxy Statement is incorporated herein by reference.

Item 15.      Additional Information


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              (b)     All of the information set forth in the Proxy Statement
                      is incorporated herein by reference.

Item 16.      Exhibits

              (a) Amended Proxy Statement of the Company, including all appendices thereto and related Notice of Special Meeting of Shareholders, incorporated herein by reference to the Proxy Statement filed contemporaneously with this Statement.



              (b) Form of Loan Agreement between the Company and Chandler Insurance (Barbados), Ltd.*



              (c) Fairness Opinion of Stephen, Inc., dated November 14, 2000, incorporated herein by reference to Appendix C to the Proxy Statement filed contemporaneously with this Statement.



              (d)(1) Form of Repurchase and Subscription Agreement by and among the Company and purchasers of Class A Common Shares.**
                 (2) Form of Repurchase and Subscription Agreement by and among the Company and purchasers of Series B Preferred Shares.**
                 (3) Form of Repurchase and Subscription Agreement by and among the Company and purchasers of Series C Preferred Shares.**


              (f)     Not applicable.

              (g)     Not applicable.


*To be filed by amendment.

**Previously filed.







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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



January 16, 2001                       CHANDLER INSURANCE COMPANY, LTD.

                                       By:  /s/ W. Brent LaGere
                                            -----------------------------------
                                            W. Brent LaGere, President

                                       By:  /s/ W. Brent LaGere
                                            -----------------------------------
                                            W. Brent LaGere, Individually


                                       By:  /s/ Mark T. Paden
                                            -----------------------------------
                                            Mark T. Paden, Individually



                                       CHANDLER INSURANCE (BARBADOS) LTD.

                                       By:  /s/ David G. McLane
                                            -----------------------------------
                                            David G. McLane, Asst. Secretary



                                       CHANDLER (U.S.A.), INC.

                                       By:  /s/ W. Brent LaGere
                                            -----------------------------------
                                            W. Brent LaGere, President



                                       NATIONAL AMERICAN INSURANCE COMPANY

                                       By:  /s/ W. Brent LaGere
                                            -----------------------------------
                                            W. Brent LaGere, President


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